UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended September 30, 2013

Commission File Number 0-28564
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QIAGEN N.V.
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Spoorstraat 50
5911 KJ Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On September 9, 2013, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a share repurchase program that will commence on September 10, 2013.  The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: September 11, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 9, 2013

Table of Contents	Exhibit 99.1

Disclosure according to Art. 4 Para. 2 of the Regulation (EC) No. 2273/2003

The share repurchase program, announced by QIAGEN N.V. in an ad hoc announcement dated July 30, 2013, will commence on September 10, 2013.
In the time period until November 1, 2013, a first tranche of common shares of the Company having a total purchase price of up to the EUR equivalent amount of USD 10 million (without ancillary purchasing costs) shall be repurchased on the electronic trading platform of the Frankfurt Stock Exchange (XETRA ). The first tranche is limited by the repurchase of a total number of max. 750,000 shares. The maximum purchase price per share (excluding ancillary purchase costs) will not exceed by more than 10% the average closing price for the last five trading days prior to the day of purchase on the Frankfurt Stock Exchange.
The purpose of the share repurchase is to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans. The Managing Board of QIAGEN N.V., upon authorization of the Supervisory Board, is thus exercising the authorization by the Annual General Meeting on June 26, 2013 to acquire own shares. The repurchase of additional tranches will be decided separately and details will be announced separately.
The repurchase program will be carried out on behalf and account of QIAGEN N.V. through a financial institution commissioned by the Company. The financial institution will decide on the timing of the share purchase independently, without being influenced by the Company.
The first tranche of the share repurchase program will be implemented in accordance with the trading terms of Art. 5 of the Regulation No. 2273/2003 of the Commission of December 22, 2003 (EC Regulation). In accordance with the EC Regulation, no purchase price may be paid that exceeds the price of the last independent trade or the highest current independent bid on the Frankfurt Stock Exchange. The higher of both values is decisive. In accordance with the EC Regulation, no more than 25% of the average daily volume of shares on the Frankfurt Stock Exchange may be acquired. The average volume of shares is based on the average daily volume traded in the twenty stock exchange trading days preceding the date of the purchase.
The share repurchase program may be suspended and resumed at any time, in line with applicable statutory regulations.
The transactions will be announced in a manner compliant with the requirements of Art. 4, Para. 4 of the EC Regulation no later than on the seventh trading day following their conclusion.
In addition, QIAGEN N.V. will provide regular updates on the progress of the share repurchase program at www.qiagen.com.
Venlo, September 9, 2013
The Managing Board
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Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com